UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Luxottica Group launches share buyback program

Milan (Italy), May 12, 2016 — Luxottica Group S.p.A. announces it will launch its share buyback program pursuant to the authorization passed at the General Meeting on April 29, 2016. The Company may repurchase up to 1 million ordinary shares representing 0.207% of the Company’s issued share capital.

The share buyback is aimed at (i) setting up a reserve of shares that can be used to replace financial resources in order to carry out any extraordinary finance transactions, implementing the 2013-2017 Performance Shares Plan incentive plan and/or in connection with other compensation plans or instruments that may be approved in the future and (ii) supporting liquidity and stabilization activities related to the Company’s ordinary shares.

The Company may buy back shares, in one or more tranches, until the next General Meeting convened to approve the statutory financial statements provided the authorization will not extend beyond a maximum of 18 months following the date the authorization was adopted. Notwithstanding the foregoing, the Company may dispose of treasury shares at any time. The shares will be bought back at a unit price that will be determined, from time to time, for each transaction, it being understood that this price cannot be greater or less than the reference market price of ordinary shares on the Mercato Telematico Azionario organized and managed by Borsa Italiana S.p.A. on the day preceding the relevant purchase, increased or decreased by 10%, respectively.

To buyback shares, the Company appointed an intermediary that will operate as of today to June 30, 2016. The number of shares bought by the Intermediary in any given trading day cannot exceed 25% of the average daily volume of the shares traded on the MTA in the prior 20 trading-day period.

The shares will be repurchased in accordance with one of the operating methods set forth under article 144-bis, paragraph 1 of CONSOB regulation no. 11971/1999. Any buybacks executed on the market will be carried out in accordance with the methods established by Borsa Italiana S.p.A., which does not permit the direct combination of offers to buy with predetermined offers to sell.  The program will comply with the market practices allowed by CONSOB according to resolution no. 16839 adopted on March 19, 2009 and pursuant to laws and regulations applicable to this type of transaction.

To date, the Company holds directly 2,199,138 treasury shares equal to 0.45 % of the share capital.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of over 7,200 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and approximately 79,000 employees. Additional information on the Group is available at www.luxottica.com.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: May 12, 2016		MICHAEL A. BOXER
Group General Counsel